March 3, 2015

Via EDGAR

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

            Re:  ITUS Corporation

                    Registration Statement on Form S-1

                    Filed December 8, 2014

                    File No. 333-200804

Dear Mr. Shuman:

ITUS Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 16, 2014 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on December 8, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

General

1. Please update your filing to include audited financial statements and related disclosures for the fiscal year ended October 31, 2014. Refer to Item 8-08(b) of Regulation S-X.

We respectfully advise the Staff that we have amended our Registration Statement to include audited financial statements and related disclosures for the fiscal year ended October 31, 2014.

******************

In making this response the Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

ITUS Corporation

By: /s/ Robert A. Berman____
Name: Robert A. Berman

Title: President and Chief Executive Officer